Rise Companies Corp.

1601 Connecticut Avenue NW

Suite 300

Washington, DC 20009

VIA EDGAR

January 30, 2017

Ms. Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp. (the “Company”)

Offering Statement on Form 1-A (the “Offering Statement”)

Filed January 30, 2017

File No. 024-10659

Dear Ms. Gowetski:

We filed the above-referenced Offering Statement on Form 1-A on January 30, 2017. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the offering statement be declared qualified on January 31, 2017 at 12:00 PM, or as soon thereafter as is reasonably practicable.

We acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement;

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin S. Miller
Benjamin S. Miller

cc:	Mark Schonberger, Esq.